Exhibit 99.26

SKEENA RESOURCES LIMITED

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

NOTICE TO READERS

The condensed interim consolidated financial statements of Skeena Resources Limited are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee, which is comprised entirely of non-management directors.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia
May 17, 2021

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - expressed in Canadian dollars)

	Note	March 31, 2021	December 31, 2020
ASSETS

Current
Cash and cash equivalents		$27,648,465	$37,821,267
Receivables	5	3,709,360	2,803,060
Marketable securities	10	1,330,916	-
Prepaid expenses	6	1,407,273	1,076,237

Current assets		34,096,014	41,700,564
Deposits	8	2,691,177	2,691,177
Exploration and evaluation interests	9	75,074,143	75,074,143
Marketable securities	10	105,705	2,985,360
Capital assets	11	18,753,240	15,385,095

Total assets		$130,720,279	$137,836,339

LIABILITIES

Current
Accounts payable and accrued liabilities		$21,534,959	$19,755,303
Current portion of lease liability	14	1,165,075	1,329,575
Flow-through share premium liability	13	4,438,037	1,334,983

Current liabilities		27,138,071	22,419,861
Long-term lease liability	14	1,115,138	1,304,912
Provision for closure and reclamation	15	5,160,768	5,160,768

Total liabilities		33,413,977	28,885,541
SHAREHOLDERS’ EQUITY

Capital stock	16	253,799,820	241,339,595
Reserves	16	34,892,619	29,085,646
Deficit		(191,386,137)	(161,474,443)

Total shareholders’ equity		97,306,302	108,950,798

Total liabilities and shareholders’ equity		$130,720,279	$137,836,339

GOING CONCERN (NOTE 1)

SUBSEQUENT EVENTS (NOTE 18)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry" Director	signed “Suki Gill” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited - expressed in Canadian dollars)

		For the three months ended March 31,
	Note	2021	2020
ADMINISTRATIVE EXPENSES
Exploration and evaluation	9	$29,192,491	$4,821,077
Share-based payments	12, 16	752,724	397,976
Administrative wages	12	690,074	193,572
Communications		242,713	245,351
Professional fees		326,820	18,019
Office and administration		236,140	77,002
Consulting		726,450	81,375
Transfer agent and listing fees		82,076	22,051
Foreign exchange loss		20,036	12,220
Interest income		(79,754)	(42,918)
Accretion	14, 15	38,032	33,974
Amortization	11	99,582	97,725
Loss (gain) on marketable securities	10	624,212	(67,905)
Flow-through share premium recovery	13	(3,039,902)	(810,600)

Net loss and comprehensive loss for the period		$(29,911,694)	$(5,078,919)

Loss per share		$(0.18)	$(0.04)

Weighted average number of common shares outstanding	16	168,290,583	117,324,113

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in Canadian dollars)

	Capital Stock		Reserves				Total Shareholders’
	Shares	Amount	Options	Warrants & Rights	Total Reserves	Deficit	Equity
Balance at December 31, 2019	134,801,872	$99,185,162	$10,711,318	$2,873,790	$13,585,108	$(101,163,304)	$11,606,966
Private placements	13,000,000	15,015,000	-	-	-	-	15,015,000
Share issue costs	-	(855,699)	-	-	-	-	(855,699)
Exercise of options	908,280	667,023	(286,177)	-	(286,177)	-	380,846
Exercise of warrants	460,833	424,750	-	-	-	-	424,750
Flow-through share premium	-	(4,615,000)	-	-	-	-	(4,615,000)
Share-based payments	-	-	553,215	-	553,215	-	553,215
Loss for the three months	-	-	-	-	-	(5,078,919)	(5,078,919)
Balance at March 31, 2020	149,170,985	$109,821,236	$10,978,355	$2,873,790	$13,852,145	$(106,242,223)	$17,431,158

Balance at December 31, 2020	216,741,807	$241,339,595	$14,885,876	$14,199,770	$29,085,646	$(161,474,443)	$108,950,798
Private placements	3,837,986	17,270,937	-	-	-	-	17,270,937
Share issue costs	-	(5,056)	-	-	-	-	(5,056)
Exercise of options	711,396	1,337,300	(398,933)	-	(398,933)	-	938,367
Flow-through share premium	-	(6,142,956)	-	-	-	-	(6,142,956)
Share-based payments	-	-	1,205,906	-	1,205,906	-	1,205,906
Tahltan investment rights (Note 16)	-	-	-	5,000,000	5,000,000	-	5,000,000
Loss for the three months	-	-	-	-	-	(29,911,694)	(29,911,694)
Balance at March 31, 2021	221,291,189	$253,799,820	$15,692,849	$19,199,770	$34,892,619	$(191,386,137)	$97,306,302

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in Canadian dollars)

	For the three months ended March 31
	2021	2020
OPERATING ACTIVITIES
Loss for the period	$(29,911,694)	$(5,078,919)
Items not affecting cash
Amortization (Note 11)	99,582	97,725
Accretion (Notes 14 and 15)	38,032	33,974
Share-based payments (Note 12 and Note 16)	752,724	397,975
Flow-through recovery	(3,039,902)	(810,600)
Unrealized loss (gain) on marketable securities	1,349,390	(67,905)
Realized gain on marketable securities	(725,178)	-
Items not affecting cash – Exploration and evaluation
Amortization (Note 9)	163,628	-
Accretion (Note 9)	20,368	-
Share-based payments (Note 9)	453,182	155,239
Changes in non-cash operating working capital
Receivables	(906,300)	(1,807)
Prepaid expenses	(331,036)	(84,383)
GJ Mineral Property (Note 7)	-	(295,096)
Accounts payable and accrued liabilities	108,983	(787,196)
Net cash used in operating activities	(31,928,221)	(6,440,993)

FINANCING ACTIVITIES
Net proceeds from share issuance	17,270,937	15,015,000
Proceeds from Tahltan (Note 16)	5,000,000	-
Proceeds from warrant exercises	-	424,750
Proceeds from option exercises	933,311	380,846
Net cash provided by financing activities	23,204,248	15,820,596

INVESTING ACTIVITIES
Lease payments	(505,543)	(76,665)
Purchase of marketable securities	(86,541)	-
Proceeds from sale of marketable securities	1,011,068	-
Purchase of equipment	(1,867,813)	(1,342)
Net cash used in provided by investing activities	(1,448,829)	(78,007)

Change in cash and cash equivalents during the period	(10,172,802)	9,301,596
Cash, beginning of the period	37,821,267	13,119,477
Cash and cash equivalents, end of the period	$27,648,465	$22,421,073

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

The condensed interim consolidated financial statements were prepared on a going concern basis with the assumption that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has working capital of $6,957,943 at March 31, 2021, and consumed net cash used in operations of $31,928,221 for the period ended March 31, 2021. Prior to December 31, 2021, the Company must spend $12,784,308 on qualifying Canadian Exploration Expenditures (“CEE” as defined in the Canadian Income Tax Act) in addition to any non-qualifying expenditures that are required to be incurred (Note 13). The Company has limited cash resources, as compared with its planned expenditures, has incurred significant operating losses and negative cash flows from operations in the past, and will require additional funding in order to continue operations. While the Company has been successful in obtaining funding in the past through the sale of assets and the issuance of additional equity, including funds raised on May 17, 2021 (Note 18), there is no assurance that funding will be available in the future. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company is dependent upon its ability to finance its operations and exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects and, ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of reserves, the ability to raise financing to complete the exploration and development of its properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain. The condensed interim consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

2.	BASIS OF PRESENTATION

Statement of Compliance and Accounting Policies

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are consistent with interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared using the accounting policies as set out in the audited annual financial statements for the year ended December 31, 2020, with the adoption of updated policies described in Note 3. The disclosures which follow do not include all disclosures required for the annual financial statements. These unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereon for the year ended December 31, 2020.

The Board of Directors approved these condensed interim consolidated financial statements on May 17, 2021.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of measurement

These condensed interim consolidated financial statements have been prepared on an historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

3.	New standards, amendments and interpretations ADOPTED

The IASB has issued a number of amendments to standards and interpretations, some of which were not yet effective in 2021. Amendments not yet effective have not been applied in preparing these condensed interim consolidated financial statements.  It is anticipated that these amendments will have no impact on the Company’s financial statements when they are adopted in future years.

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost of sales in profit or loss. The amendment must be applied retrospectively, but only to items of mineral properties, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the amendment is first applied.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED (continued)

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. Adoption of this amendment will result in the Company being unable to offset revenue during the ramp-up to commercial production from the capital cost of constructing the plant and equipment.

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified into one of the following three categories: fair value through profit and loss (“FVTPL”); fair value through other comprehensive income (“FVTOCI”); and amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	March 31, 2021	December 31, 2020
Cash and cash equivalents	Amortized cost	$27,648,465	$37,821,267
Receivables not due from governments	Amortized cost	$82,198	$79,766
Marketable securities	FVTPL	$1,436,621	$2,985,360
Accounts payable and accrued liabilities	Amortized cost	$21,534,959	$19,755,303

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at March 31, 2021, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities (Note 10) would result in a $143,750 decrease to the Company’s marketable securities and a decrease of the same amount to the Company’s gain on marketable securities.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of March 31, 2021.

Other risks

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables consist primarily of amounts due from governments in relation to refundable Mineral Exploration Tax Credits, or Goods and Services Tax.

	March 31, 2021	December 31, 2020
Mineral Exploration Tax Credits	$1,313,454	$581,094
Goods and Services Tax	2,313,708	2,142,200
Other	82,198	79,766
Total	$3,709,360	$2,803,060

8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

6.	PREPAID EXPENSES

	March 31, 2021	December 31, 2020
Exploration	$914,756	$876,791
Communications	113,707	45,875
General and administrative	117,231	40,089
Insurance	261,579	113,482
Total	$1,407,273	$1,076,237

7.	GJ MINERAL PROPERTY

On November 4, 2015, the Company acquired an option to earn a 100% interest in the GJ Property which it subsequently earned. On May 1, 2020 the Company completed the sale of the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited in exchange for $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

Summary of GJ Property sale:

Held-for-sale asset at December 31, 2019	$3,083,035
Costs incurred to prepare property for sale	355,026
Deposit recoverable	(56,500)
Capitalized cost prior to sale	3,381,561
Proceeds received	(7,500,000)
Gain on sale of mineral property	$(4,118,439)

9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

8.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

Deposits	Snip	Eskay	Spectrum	Office	Total
December 31, 2019 and March 31, 2020	$1,268,500	$45,000	$-	$100,000	$1,413,500
Additions	-	11,500	45,000	1,177	57,677
Surety Collateral	(360,950)	1,625,950	-	-	1,265,000
Returned	-	(45,000)	-	-	(45,000)
December 31, 2020 and March 31, 2021	$907,550	$1,637,450	$45,000	$101,177	$2,691,177

The reclamation security required under the Mines Act (British Columbia) has been provided in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider, and is shown as a deposit on the Company’s statement of financial position. The Company is currently in discussion with the Ministry of Energy, Mines and Petroleum Resources to assess whether there may be a reduction in reclamation security as a result of improvements made to local infrastructure. The Company has provided surety covering a total $15,798,256 of reclamation security at March 31, 2021.

10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip gold mine from Barrick Gold Inc. (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine, and four mineral tenures. Pursuant to the option agreement, Skeena completed a work commitment of $2 million and issued 325,000 common shares to Barrick. The closure and reclamation cost estimate is reviewed periodically, with any increase in the estimate being added to the amount shown as Exploration and Evaluation Interests asset for Snip.

Barrick retained a 1% net smelter return royalty (“NSR”) on the property. In addition, subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise its right to purchase a 51% interest in the property in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property, following which the parties would form a joint venture and Barrick would relinquish its 1% NSR. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”) under which the Company granted Hochschild an option to earn 60% of Skeena’s interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option. Once exercised, Hochschild shall then have a further three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million. As at the date of these consolidated financial statements, Hochschild has not exercised this Option.

11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada

Initial Option:

On December 18, 2017, Skeena announced that it had secured an option (the “Initial Option”) to acquire a 100% interest in the Eskay Creek property (“Eskay”) from Barrick located in the Golden Triangle of northwest British Columbia. Skeena has since renegotiated the Initial Option, described below. In order to earn the 100% interest, under the terms of the Initial Option agreement, Skeena was to have incurred $3,500,000 in exploration expenditures by December 18, 2020 (incurred), and was to have paid $17.7 million in cash.

Under the Initial Option, Barrick was to retain a 1.0% NSR on all parts of the property which are not already subject to royalties. In addition, Barrick was to retain a back-in right to purchase a 51% interest in the property for a 12-month period following notification by Skeena of a NI 43-101 resource on the property of at least 1,500,000 ounces of contained gold (or equivalent). Barrick would have been able to exercise this right under the Initial Option by forfeiting its 1.0% NSR, paying Skeena up to three times Skeena’s cumulative expense on the project, reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest, following which the parties would have formed a joint venture.

Definitive Agreement:

On October 2, 2020, Skeena and Barrick agreed to amend the terms of the Initial Option agreement, resulting in Skeena completing the acquisition of Eskay from Barrick. Under the renegotiated “Definitive Agreement” signed August 4, 2020, Barrick relinquished its right to repurchase 51% of Eskay Creek and instead, as a result of this transaction Barrick has become a significant shareholder in Skeena.

Skeena acquired a 100% ownership interest in Eskay Creek in exchange for:

•	The issuance to Barrick of 22,500,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $2.70 until October 2, 2022; and

•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and

•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

The common shares issued pursuant to the Definitive Agreement were valued at $59,400,000, and the warrants were valued at $11,325,981 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay, the Company acquired equipment valued at $125,813 and assumed an associated asset retirement obligation of $1,564,046 (Note 15).

At closing, Barrick announced that it owned approximately 12.4% of Skeena’s shares outstanding after closing. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena shall not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Skeena financings and to appoint a Director to Skeena’s Board of Directors.

12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 8,000,000 common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 6,400,000 common shares were issued to Eilat and 1,600,000 common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

During the year-ended December 31, 2019, the Tahltan Central Government (“TCG”) undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing the Spectrum Property’s carrying value to $Nil, determined in accordance with Level 3 of the fair value hierarchy.

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created in an area of the northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

Exploration and evaluation assets

Acquisition costs have been capitalised as follows:

	Eskay	Snip	Total
Total at December 31, 2019	$250,000	$1,586,759	$1,836,759
Adjust closure liability	-	305,344	305,344
Additions	72,932,040	-	72,932,040
Total at December 31, 2020 and March 31, 2021	$73,182,040	$1,892,103	$75,074,143

13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Exploration and evaluation costs have been incurred as follows:

Three months ended March 31, 2021	Eskay	Snip	Total
Claim renewals and permits	$111,834	$16,508	$128,342
Assays, analysis and storage	2,038,371	167,495	2,205,866
Camp and safety	5,202,873	1,380,100	6,582,973
Equipment rental	2,179,141	1,352,557	3,531,698
Community relations	20,303	-	20,303
Drilling	1,736,084	2,120,044	3,856,128
Environmental studies	951,174	528,996	1,480,170
Geology, geophysics, and geochemical	2,748,911	275,827	3,024,738
Fuel	876,375	414,657	1,291,032
Helicopter	312,743	1,160,953	1,473,696
Transportation and logistics	4,707,299	610,341	5,317,640
Electrical	95,075	176,788	271,863
Metallurgy	98,662	4,562	103,224
Amortization (Note 11)	163,628	-	163,628
Accretion	20,368	-	20,368
Share-based payments	321,260	131,922	453,182
BC METC recovery	(732,360)	-	(732,360)
Total for three months ended March 31, 2021	$20,851,741	$8,340,750	$29,192,491

Three months ended March 31, 2020	Eskay	Snip	Total
Claim renewals and permits	$3,495	$45,883	$49,378
Assays and analysis/storage	307,750	16,504	324,254
Camp and safety	557,359	159	557,518
Equipment rental	458,969	-	458,969
Community relations	45,216	13,581	58,797
Drilling	986,545	-	986,545
Environmental studies	514,323	50,395	564,718
Geology, geophysics, and geochemical	655,955	71,346	727,301
Fuel	107,336	479	107,815
Helicopter	43,977	3,230	47,207
Transportation and logistics	755,903	-	755,903
Electrical	8,558	-	8,558
Metallurgy	18,875	-	18,875
Share-based payments	145,747	9,492	155,239
Share based payments	-	-	-
Total for three months ended March 31, 2020	$4,610,008	$211,069	$4,821,077

14

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

10.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold Mount Rainey to StrikePoint in exchange for 9,500,000 securities of StrikePoint (the “StrikePoint Securities”), and a series of cash and share payments totalling $1,500,000. The initial fair value of the StrikePoint Securities received was $1,472,500. On January 29, 2020, the Company received an additional 15,000,000 shares of StrikePoint in satisfaction of the remaining $750,000 due to the Company .

Separately, on March 25, 2021, Skeena purchased 121,500 common shares of QuestEx Gold & Copper Ltd. (“QuestEx”) for a total cost of $86,541. Subsequent to March 31, 2021, Skeena participated in a QuestEx private placement to acquire an additional 5,547,142 QuestEx shares (Note 18).

	Number of shares
	StrikePoint	QuestEx	Cost	Fair value
Balance at December 31, 2019	5,473,000	-	$848,315	$246,285
Received	15,000,000	-	750,000	750,000
Sold	(9,811,000)	-	(765,939)	(2,086,877)
Realized gain	-	-		1,320,938
Unrealized gain	-	-	-	2,755,014
Balance at December 31, 2020	10,662,000	-	$832,376	$2,985,360
Purchased	-	121,500	86,541	86,541
Sold	(3,662,000)		(285,890)	(1,011,068)
Realized gain	-	-	-	725,178
Unrealized loss	-	-	-	(1,349,390)
Balance at March 31, 2021	7,000,000	121,500	$633,027	$1,436,621

The total marketable securities balance is made up of Strikepoint shares valued at $1,330,916, and QuestEx shares valued at $105,705, shown as current and non-current items on the balance sheet, respectively. Strikepoint shares were previously recorded as non-current assets on the balance sheet at December 31, 2020.

15

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

11.	CAPITAL ASSETS

Cost	Computer Hardware & Software	Equipment	CIP – Buildings and Structure	Leasehold Improvements	Right-of-use Asset – Office Lease	Right-of-use Asset – Equipment	Total
Balance, December 31, 2020	$193,476	$1,193,723	$8,586,459	$2,511,023	$1,683,023	$2,522,456	$16,690,160
Additions	-	171,124	3,081,363	286,000	92,868	-	3,631,355
Transfer	-	62,751	-	-	-	(62,751)	-
Balance, March 31, 2021	$193,476	$1,427,598	$11,667,822	$2,797,023	$1,775,891	$2,459,705	$20,321,515
Accumulated Amortization
Balance, December 31, 2020	$131,899	$456,357	$-	$-	$478,732	$238,077	$1,305,065
Amortization – G&A	4,981	9,990	-	-	84,611	-	99,582
Amortization – E&E (Note 9)	-	49,779	-	-	-	113,849	163,628
Balance, March 31, 2021	$136,880	$516,126	$-	$-	$563,343	$351,926	$1,568,275
Carrying Value
Balance, December 31, 2020	$61,577	$737,366	$8,586,459	$2,511,023	$1,204,291	$2,284,379	$15,385,095
Balance, March 31, 2021	$56,596	$911,472	$11,667,822	$2,797,023	$1,212,548	$2,107,779	$18,753,240

Due to Covid-19 and the associated safety protocols, the Company was no longer able to rent excess rooms from other companies operating camps near Eskay Creek. Therefore, the Company has been required to establish its own buildings and camps. This has resulted in significant costs being added to buildings and structures during the period ended March 31, 2021. The buildings and structures, and leasehold improvements were placed into service in April, 2021.

16

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

11.	CAPITAL ASSETS (continued)

Cost	Computer Hardware & Software	Equipment	Right-of-use Asset – Office Lease	Total
Balance, December 31, 2019	$156,855	$809,712	$1,657,518	$2,624,085
Additions	-	1,342	64,378	65,720
Balance, March 31, 2020	$156,855	$811,054	$1,721,896	$2,689,805
Accumulated Amortization
Balance, December 31, 2019	$108,692	$346,504	$236,788	$691,984
Amortization – G&A	3,848	23,184	70,693	97,725
Balance, March 31, 2020	$112,540	$369,688	$307,481	$789,709
Carrying Value
Balance, December 31, 2019	$48,163	$463,208	$1,420,730	$1,932,101
Balance, March 31, 2020	$44,315	$441,366	$1,414,415	$1,900,096

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods is as follows:

	Three months ended March 31,
	2021	2020
Director remuneration	$58,750	$29,139
Officer & key management remuneration[1]	$373,750	$177,500
Share-based payments	$796,473	$362,224

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the consolidated statement of loss and comprehensive loss.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three months ended March 31, 2021. Related party share-based payment expenses are shown as a component of both administrative share-based compensation and of exploration expenditures (Note 9). Total share-based payments expense for the period is comprised of $752,724 of administrative share-based compensation as well as an additional $453,182 included within exploration expenditures (Note 9) in the consolidated statement of loss and comprehensive loss.

Recoveries

During the period ended March 31, 2021, the Company recovered $3,360 (period ended March 31, 2020 - $44,908) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at March 31 2021 is nil (December 31, 2020 – $ 351,441) due to an officer, in relation to officer compensation.

Receivables

Included in receivables at March 31, 2021 is $3,316 (December 31, 2020 - $3,622) due from companies with common directors or officers, in relation to office rent and other recoveries.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance at December 31, 2019	$3,991,264
Creation of flow-through share premium liability on issuance of flow-through shares	8,479,761
Settlement of flow-through share premium liability pursuant to qualified expenditures	(11,136,042)
Balance at December 31, 2020	$1,334,983
Creation of flow-through share premium liability on issuance of flow-through shares	6,142,956
Settlement of flow-through share premium liability pursuant to qualified expenditures	(3,039,902)
Balance at March 31, 2021	$4,438,037

Issued in 2019: As a result of the issuances of flow-through shares in 2019, the Company had a commitment to incur $17,537,346 in qualifying CEE on or before December 31, 20201. As of December 31, 2019, the remaining commitment was $16,313,512, which was satisfied in 2020.

Issued in 2020: As a result of the issuance of flow-through shares in 2020, the Company had a commitment to incur $41,761,508 in qualifying CEE on or before December 31, 2021. As of December 31, 2020, the remaining commitment was $7,023,037, which was satisfied during the three months ended March 31, 2021.

Issued in 2021: As a result of the issuance of flow-through shares in 2021, the Company had a commitment to incur $17,270,937 in qualifying CEE on or before December 31, 2022. During the three months ended March 31, 2021, $4,486,630 of this commitment was satisfied, with $12,784,308 remaining.

Total: As of March 31, 2021, the remaining flow-through expenditure commitments are $12,784,308 by December 31, 2022.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

14.	LEASE LIABILITY

The Company has recognized a lease liability on its office and equipment leases pursuant to IFRS 16.

	Office	Equipment	Total
Balance at December 31, 2019	$1,466,046	$-	$1,466,046
Liability recognized on adoption of IFRS 16	25,505	2,522,456	2,547,961
Lease payments	(309,437)	(1,221,856)	(1,531,293)
Accretion – G&A	91,663	313	91,976
Accretion – E&E	-	59,797	59,797
Balance at December 31, 2020	$1,273,777	$1,360,710	$2,634,487
Recognition of liability	92,869	-	92,869
Lease payments	(81,574)	(423,969)	(505,543)
Accretion – G&A	37,608	424	38,032
Accretion – E&E	-	20,368	20,368
Balance at March 31, 2021	$1,322,680	$957,533	$2,280,213

Current lease liability	$300,900	$1,028,675	$1,329,575
Long-term lease liability	972,877	332,035	1,304,912
Total lease liability at December 31, 2020	$1,273,777	$1,360,710	$2,634,487

Current lease liability	$326,298	$838,777	$1,165,075
Long-term lease liability	996,382	118,756	1,115,138
Total lease liability at March 31, 2021	$1,322,680	$957,533	$2,280,213

The following table provides a schedule of undiscounted lease liabilities as at March 31, 2021:

Lease payments due within:	Office	Equipment	Total
1 year	$326,298	$838,777	$1,165,075
1-3 years	652,595	133,636	786,231
4-5 years	571,021	-	571,021
After 5 years	-	-	-

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

15.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Eskay	Snip	Total
Balance at December 31, 2019	$-	$3,280,955	$3,280,955
Additions	1,564,046	-	1,564,046
Revision of estimate	-	305,344	305,344
Accretion	-	10,423	10,423
Balance at December 31, 2020 and March 31, 2021	$1,564,046	$3,596,722	$5,160,768

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligation. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax discount rate used (2021 – 0%, 2020 – 0%). Due to the 0% interest rate, no accretion was recognized during the period ended March 31, 2021. These inputs are all subject to uncertainty. Any change in the closure and reclamation cost estimate is added or subtracted from the amount shown as Exploration and Evaluation Interests asset for the relevant property.

At its active above-ground exploration sites, the Company fulfils its drill-site restoration obligations on an on-going basis when a drill site is no longer required, and accordingly no liability has been accrued-for in relation to the Company’s other properties.

16.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Private placements

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised by the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 per flow-through share and 11,027,424 National flow-through shares at $1.05 per flow-through share.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick (Note 9) and Skeena now owns 100% of the Eskay Creek project. At closing, Barrick was issued 22,500,000 units of the Company, with each unit comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $2.70 for a period of two years from issuance. The warrants were valued using the Black-Scholes option pricing model and have a fair value of $11,325,980.

On November 17, 2020, the Company closed an overnight marketed public offering whereby gross proceeds of $46,000,000 were raised by the issuance of 19,574,468 common shares at a price of $2.35 per common share.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

On December 22, 2020, the Company closed a non-brokered private placement offering whereby gross proceeds of $8,500,002 were raised by the issuance of 2,428,572 flow-through shares at a price of $3.50 per flow-through share.

On March 8, 2021, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $12,770,937 were raised by the issuance of 2,837,986 flow-through shares at a price of $4.50 per flow-through share.

On March 31, 2021, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $4,500,000 which were raised by the issuance of 1,000,000 flow-through shares at a price of $4.50 per flow-through share. The third and final tranche of this non-brokered private placement offering closed on April 12, 2021 (Note 18).

Equity incentive plans

The Company has a stock option plan and an incentive-share plan, under which it is authorized to grant options or shares to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the stock option plan, the exercise price of each option is at least the market price of the Company's shares on the date of grant. Options can be granted for a maximum term of ten years and vest at the discretion of the Board of Directors.

Tahltan Investment Rights

On March 31, 2021, the Company announced that it entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5 million into Skeena by purchasing 1,597,138 Tahltan Investment Rights (“Rights”) for approximately $3.13 per Right. Each Right will vest by converting into one Common Share upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

Share-based payments

On January 17, 2020, the Company granted 2,940,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on January 17, 2025. All of the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.04. The options were valued using the Black-Scholes option pricing model and had a fair value of $1,322,169.

On January 17, 2020, the Company approved the reservation of 192,308 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

On May 8, 2020, the Company granted 4,200,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on May 8, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $1.12. The options were valued using the Black-Scholes option pricing model and had a fair value of $2,090,819.

On July 27, 2020, 300,000 incentive stock options were granted to a Director of the Company. The options have a term of five years, expiring on July 27, 2025. The options vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of $2.93. The options were valued using the Black-Scholes option pricing model and had a fair value of $398,718.

On November 27, 2020, the Company granted 5,470,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on November 27, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $2.52. The options were valued using the Black-Scholes option pricing model and had a fair value of $6,378,256.

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted Average inputs used were as follows:

	Warrants		Stock Options
Risk-free interest rate	2021	2020	2021	2020
Expected life	-	2.0 yrs	-	3.0 yrs
Annualized volatility	-	72%	-	72%
Dividend rate	-	0.00%	-	0.00%
Forfeiture rate	-	0.00%	-	4.22%
Fair value of a share at grant date	-	$1.01	-	$1.74
Risk-free interest rate	-	0.25%	-	0.57%

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2019	9,962,509	$0.95	10,595,000	$0.58
Exercised	(5,607,449)	$0.99	(2,029,112)	$0.50
Expired	(4,355,060)	$0.90	-	-
Cancelled	-	-	(376,000)	$0.70
Issued/granted	11,250,000	$2.70	12,910,000	$1.74
Outstanding, December 31, 2020	11,250,000	$2.70	21,099,888	$1.29
Exercised	-	$0.99	(711,396)	$1.34
Cancelled	-	$0.90	(498,000)	$0.49
Outstanding, March 31, 2021	11,250,000	$2.70	19,890,492	$1.29
Exercisable, March 31, 2021	11,250,000	$2.70	12,263,825	$0.99

The weighted average share price at the date of exercise of the stock options was $3.12 during the period ended March 31, 2021.

The weighted average remaining contractual life of the stock options is 3.59 years (December 31, 2020 – 3.84 years).

The weighted average remaining contractual life of the warrants is 1.51 years (December 31, 2020 – 1.75 years).

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

16.	CAPITAL STOCK AND RESERVES (continued)

As at March 31, 2021, incentive stock options outstanding were as follows:

	Number	Exercise Price	Expiry Date
Options	630,000	$1.00	June 23, 2021
	340,000	$1.50	July 25, 2021
	397,500	$1.00	January 31, 2022
	1,282,000	$0.77	January 15, 2023
	2,078,500	$0.41	April 15, 2024
	3,096,120	$0.45	August 7, 2024
	2,599,369	$1.04	January 27, 2025
	3,830,335	$1.12	May 8, 2025
	300,000	$2.93	July 27, 2025
	5,336,668	$2.52	November 27, 2025
	19,890,492

Warrants	11,250,000	$2.70	October 2, 2022
	11,250,000

As at March 31, 2020, incentive stock options and share purchase warrants outstanding were as follows:

	Number	Exercise Price	Expiry Date
Options	700,000	$1.00	June 23, 2021
	380,000	$1.50	July 25, 2021
	405,000	$1.00	January 31, 2022
	1,602,000	$0.77	January 15, 2023
	2,968,000	$0.41	April 15, 2024
	3,631,720	$0.45	August 7, 2024
	2,940,000	$1.04	January 27, 2025
	12,626,720

Warrants	5,274,039	$1.00	June 13, 2020
	5,274,039

17.	CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. After a prolonged period of inactivity, in March 2021 the Company applied to have one of these claims dismissed. The

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31,2021 and 2020

(Unaudited - expressed in Canadian dollars)

17.	CONTINGENCY (continued)

application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries, and has not yet completed the formal process of dissolution of some subsidiary companies. There may be amounts owed by those subsidiary companies, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. The renegotiated “Definitive Agreement” contains a contingent payment, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000 (Note 9).

18.	SUBSEQUENT EVENTS

On April 8, 2021, Skeena announced that a new conservancy had been created to protect the environment and wildlife of Tahltan territory in an area of north-western B.C. historically known as the Ice Mountain Lands, adjacent to Mount Edziza Provincial Park. This conservancy covers a former Skeena exploration property referred to as the Spectrum property. Skeena returned its mineral tenures for its Spectrum mineral claim to support the partnership among the Tahltan Central Government, the Province of British Columbia, Skeena, the Nature Conservancy of Canada and BC Parks Foundation, through which this conservancy was created.

On April 12, 2021, Skeena closed the final tranche of its previously announced flow-through private placement. In relation to the final tranche, Skeena collected gross proceeds of $4,282,227 from the issuance of 951,606 flow-through common shares, priced at $4.50 per share.

On April 15, 2021, Skeena acquired beneficial ownership and control of 5,547,142 shares of QuestEx in connection with a private placement. Together, with 121,500 QuestEx shares held by Skeena prior to the private placement, Skeena holds an aggregate of 5,668,642 QuestEx shares, representing 14.32% of the issued and outstanding shares of QuestEx. Skeena will have the right to appoint one director to the Board of QuestEx, and the right to maintain its pro rata ownership percentage in QuestEx in future financings. This maintenance right will entitle, but not obligate Skeena, to participate in any future equity financings by QuestEx to the extent necessary to maintain its percentage equity interest in QuestEx and to increase such interest up to a maximum of 19.99% of the issued and outstanding Shares of Questex, on a non-diluted basis.

On April 16, 2021, the issuance of Investment Rights described in Note 16 was completed.

On May 17, 2021, the Company closed a public offering of 18,548,388 common shares at a price of $3.10 per share, for gross proceeds of $57,500,003.

Subsequent to March 31, 2021, incentive stock options totalling 2,398,352 have been exercised at prices ranging from $0.41 to $2.93 for total proceeds to the Company of $1,594,428.